

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Jim Robbins
Vice President of Finance and Administration
Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, CO 80112

> **Re: Viveve Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 19, 2020**
> **File No. 001-11388**

Dear Mr. Robbins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 52

1. Please amend this filing to provide management's annual report on internal control over financial reporting. Refer to Item 308 of Regulation S-K. Note the amendment should include updated Section 302 certifications.

2. Further to the above, please tell us how you have considered whether management's failure to complete and disclose its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed

by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please note the guidance in Compliance and Disclosure Interpretation 115.02.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences